June 9, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Era Anagnosti, Legal Branch Chief

Re:	Responses to Comments on Chemical Financial Corporation’s Amendment No. 2 to Registration Statement on Form S-4 Filed June 2, 2016 File No. 333-210520

Dear Ms. Anagnosti:

This letter, along with Pre-Effective Amendment No. 3 to Form S-4 Registration Statement (“Amendment No. 3”) filed today with the Securities and Exchange Commission, provides Chemical Financial Corporation’s (“Chemical”) responses in reply to the Staff’s comment letter dated June 6, 2016 (the “Comment Letter”).

For your convenience, each of your comments in your Comment Letter is set forth below in italicized print immediately prior to Chemical’s response.

Form S-4 Registration Statement, Amendment No. 2

Comment #1:

We note your response and revised disclosure in response to comments 1 and 2. Please further revise this section of your registration statement to include the information you provided to us in your response letter relating to:

•	The discussion on page 3 of your response that notes that KBW regularly discussed strategic opportunities with Talmer and was asked by Talmer to feel out various potential opportunities;

•	The discussion on page 4 of your response that states that KBW was acting within the direction of the Talmer Strategic Initiative Committee on July 21, 2015;

•	The discussion on page 5 of your response regarding why KBW obtained Talmer’s knowledge and approval prior to meeting with Chemical; and

•	The discussion on page 5 of your response regarding Talmer’s conclusions that its interactions with KBW and Chemical regarding a potential merger served Talmer’s interests.

Response:

With respect to bullet point #1, as requested, the discussion has been included on pages 40 and 41 of Amendment No. 3. With respect to bullet point #2, as requested, the discussion has been included on page 46 of Amendment No. 3. With respect to bullet point #3, as requested, the discussion has been included on page 46 of Amendment No. 3. With respect to bullet point #4, as requested, the discussion has been included on page 49 of Amendment No. 3.

Chemical’s management is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please feel free to contact the undersigned by phone at (989) 839-5358, by fax at (989) 633-0416, or by email at Lori.Gwizdala@ChemicalBankMI.com.

Sincerely,

Chemical Financial Corporation

/s/Lori A. Gwizdala

Lori A. Gwizdala

Executive Vice President and Chief Financial Officer

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